## ACTION BY WRITTEN CONSENT OF SHAREHOLDERS
## OF
## XRG, INC.

The undersigned, being a shareholder of XRG, Inc., a Delaware corporation (the "Corporation"), acting pursuant to Section 228 of the Delaware General Corporate Law and the Corporation's bylaws, do hereby waive all formal requirements, including the necessity of holding a formal or informal meeting, and any requirements that notice of such meeting be given, and do hereby consent to the adoption and approval of the following actions:

WHEREAS, the shareholder deems it advisable and in the best interests of the Corporation to elect Richard Francis, Terence Leong and Michael Cronin as directors of the Corporation and to remove Stephen Couture as a director of the Corporation.

NOW, THEREFORE, BE IT RESOLVED that the following persons are elected as directors of the Corporation to serve until the next annual meeting of the Corporation or until their successors have been duly elected and qualified:

Richard Francis
Terence Leong
Michael Cronin

FURTHER RESOLVED, that Stephen Couture is removed immediately as director of the Corporation.

FURTHER RESOLVED, the undersigned ratifies and approves the appointment of Mahoney Cohen & Co., CPA as the Company's independent outside auditors for fiscal year ended March 31, 2006.

FURTHER RESOLVED, that this special corporation action may be executed in counterparts, all of which if taken together shall constitute one original document.

IN WITNESS WHEREOF, the undersigned stockholder has executed the foregoing Action by Written Consent for the purpose of consenting thereto.

Number of Shares: _____          STOCKHOLDER-INDIVIDUAL:
                                            _____
Date: _____              Print Name: _____

                                            STOCKHOLDER-ENTITY:

                                            _____
                                                        (NAME)
                                            By: _____
                                            Print Name: _____
                                            Title: _____